                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         Intelligent Electronics, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458157104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages

SEC 1745 (10-85)

                                      13G
CUSIP NO. 458157104
                                                               PAGE 2 OF 4 PAGES

- --------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Massachusetts Financial Services Company ("MFS")
        I.R.S. Identification No.:   04-2747644
- --------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  / /       (b)  / /
- --------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
- --------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
- --------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES              0 Shares of Common Stock
    BENEFICIALLY     ----- -----------------------------------------------------------------------------------
      OWNED BY       6     SHARED VOTING POWER
        EACH               0 Shares of Common Stock
      REPORTING      ----- -----------------------------------------------------------------------------------
       PERSON        7     SOLE DISPOSITIVE POWER
        WITH         ----- -----------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           0 Shares of Common Stock
- ---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 Shares of Common Stock
- --------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
- --------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0%
- --------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      IA
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G                                                   Page 3 of 4 Pages

Item 1:     (a)    Name of Issuer:
                   Intelligent Electronics, Inc.
            (b)    Address of Issuer's Principal Executive Offices:
                   411 Eagleview Blvd.
                   Exton, PA 19341
Item 2:     (a)    Name of Person Filing:
                   Massachusetts Financial Services Company ("MFS")
            (b)    Address of Principal Business Office or, if none, Residence:
                   500 Boylston Street
                   Boston, MA 02116
            (c)    Citizenship:
                   See Item 4 on page 2.
            (d)    Title of Class of Securities:
                   Common Stock
            (e)    CUSIP Number:
                   458157104
Item 3:            See Item 12 on page 2.
Item 4:     (a)    Amount Beneficially Owned:
                   See Item 9 on page 2.
            (b)    Percent of Class:
                   See Item 11 on page 2.
            (c)    Number of shares as to which such person has:
                   See Items 5, 6 and 8 on page 2.

SCHEDULE 13G                                                   Page 4 of 4 Pages

Item 5:            Ownership of Five Percent or Less of a Class:
                   [X] This statement is being filed to report that MFS has ceased to be the beneficial owner of more than 5% of the Common Stock of
                   Intelligent Electronics, Inc.
Item 6:            Ownership of More than Five Percent on Behalf of Another Person:
                   INAPPLICABLE
Item 7:            Identification and Classification of the Subsidiary Which Acquired
                   the Security Being Reported on By the Parent Holding Company:
                   INAPPLICABLE
Item 8:            Identification and Classification of Members of the Group:
                   INAPPLICABLE
Item 9:            Notice of Dissolution of Group:
                   INAPPLICABLE
Item 10:           Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 1994

Massachusetts Financial Services Company


By:         ARNOLD D. SCOTT
   --------------------------------

            Arnold D. Scott
         Senior Executive Vice
              President,
        Secretary and Director